IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                        IN AND FOR NEW CASTLE COUNTY

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                                                :
MOISE KATZ,                                     :
                                                :     C.A. No. 14632
                              Plaintiff,        :
                                                :
            - against -                         :
                                                :     CLASS ACTION
FIRST INTERSTATE BANCORP,                       :       COMPLAINT
JOHN E. BRYSON, EDWARD M.                       :
CARSON, JEWEL P. COBB, RALPH                    :
      P. DAVIDSON, MYRON DUBAIN, DON            :
      C. FRISBEE, GEORGE M. KELLER,             :
THOMAS L. LEE, WILLIAM F.                       :
MILLER, WILLIAM F. MILLER,                      :
STEVEN B. SAMPLE, FORREST N.                    :
SHUMWAY, WILLIAM E. B. SIART,                   :
RICHARD J. STEGEMEIER, and DANIEL               :
M. TELLEP,                                      :
                                                :
                              Defendants.       :
                                                :
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            Plaintiff, by his attorneys, alleges upon personal knowledge as to himself and his own acts, and upon information and belief based upon the investigation conducted by counsel, as follows:

                            SUMMARY OF THE ACTION
            1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of First Interstate Bancorp ("First Interstate" or the "Bank"), and who are similarly situated, and who have been deprived of the opportunity to maximize the value of







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their shares by defendants' breach of fiduciary duty (the
"Class") in relation to the proposed acquisition by Wells Fargo &
Co. (as defined below).

                                    PARTIES

            2. Plaintiff Moise Katz is the owner of shares of First Interstate common stock.
            3. Defendant First Interstate is a corporation duly organized and existing under the laws of the State of Delaware. First Interstate is a bank holding company with subsidiaries which perform commercial banking operations, investment advisory services, and mortgage banking. The Bank maintains its principal executive offices at 633 West Fifth Street, Los Angeles, CA 90071. First Interstate has, according to its latest Form 10-Q, approximately 75,985,361 shares of stock outstanding and thousands of stockholders of record. First Interstate stock trades on the New York Stock Exchange.
            4.  Defendant Edward M. Carson ("Carson") is the
Chairman of the Board of Directors of the Bank.
            5. Defendant William E.B. Siart ("Siart") is a direc-tor and the Chief Executive Officer of the Bank.
            6.  Defendants John E. Bryson, Jewel P. Cobb, Ralph P.
Davidson, Myron DuBain, Don C. Frisbee, George M. Keller, Thomas
L. Lee, William F. Miller, William F. Randall, Steven B. Sample,


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Forrest N. Shumway, Richard Stegemeier, and Daniel M. Tellep are
directors of First Interstate.
            7. Because of their positions as directors of the Bank, the director defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the Class.
            8. Each defendant herein is sued individually and as a conspirator and aider and abettor, as well as, where applicable, in his/her capacity as a director of the Bank. The liability of each arises from the fact that each has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                           CLASS ACTION ALLEGATIONS

            9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Bank, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions described more fully below.
            10. This action is properly maintainable as a class action.
            11. The Class is so numerous that joinder of all members is impracticable. The Bank has thousands of stockhold-ers.


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            12. There are questions of law and fact common to the Class that predominate over questions affecting any individual class member. The common questions include, inter alia, whether:
                  (a) defendants have engaged in conduct constituting unfair dealing and have engaged in a plan and scheme which harms the Bank's public stockholders;
                  (b) defendants have prevented and are continuing to prevent plaintiff and the Class from receiving the maximum value per share that could be received;
                  (c) defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the members of the Class;
                  (d) the director defendants, as directors of First Interstate, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the Class, including their duties of entire fairness, loyalty, due care, and candor;
            13. Plaintiff is an adequate representative of the Class. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the class.


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                            THE ACQUISITION OFFER

            14.  On October 18, 1995, Wells Fargo & Co. ("Wells
Fargo") made an offer to purchase the Bank in a proposed $10.84 billion deal (the "Bid"). The Bid was unsolicited or "hostile." Paul Hazen, the chairman of Wells Fargo, had met in recent weeks with Siart to discuss a possible merger, but was snubbed.
            15. As reported in The Wall Street Journal on October 19, 1995, Wells Fargo is offering to exchange 0.625 of its common shares for each First Interstate share.
            16. As also reported in The Wall Street Journal, the Bid, which offers a huge premium to the Bank's public shareholders, will meet with "fierce resistance" from the Bank. The Wall Street Journal reported that earlier this year, Siart was "determined to keep the [B]ank independent."
            17. The Wall Street Journal quoted Carole Berger, a Salomon Brothers Inc. analyst, as stating that "[c]onceptually, this is an extraordinary transaction in the creation of shareholder value." Also quoted in the article was Raphael Soifer, an analyst at Brown Brothers Harriman & Co. who stated that "I don't think First Interstate has any options for its shareholders other than Wells, and no one else is in a better position than Wells to achieve the cost savings."


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            18.  The New York Times reported on October 19, 1995
that "Wells's bid is so high that it would be hard for any other company to match it."

                   CAUSE OF ACTION FOR BREACH OF FIDUCIARY
                         DUTY AGAINST ALL DEFENDANTS

            19. Plaintiff reavers and incorporates by reference all previous allegations.
            20. By reason of all of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.
            21. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties to plaintiff and the Class, are attempting unfairly to deprive plaintiff and other members of the Class of consideration of a transaction which could provide them with the opportunity to maximize their investment in First Interstate.
            22. In refusing to adequately consider the Bid, defendants have violated the fiduciary duties owed to the public shareholders of the Bank and have placed their personal interests ahead of the interests of the Bank's public shareholders. Defendants are using their positions as directors for the purpose of


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pursuing their own agenda, all to the detriment of plaintiff and the Class.
            23. The defendants have not, in accordance with their fiduciary duties:
                  (a) acted independently so that the interests of the Bank's public shareholders would be protected;
                  (b) adequately ensured that no conflicts of interest exist or if such conflicts exist to ensure that all conflicts would be resolved in the best interests of the Bank's public shareholders; and
                  (c) taken all appropriate steps to enhance the Bank's value and attractiveness as a merger acquisition, restructuring or recapitalization candidate.
            24. Because the director defendant dominate the business affairs of the Bank, and are in possession of private banking information concerning the Bank's assets, business and future prospects, there exists an imbalance of knowledge and economic power between them and the public stockholders of the Bank which makes it inherently unfair for them to reject any proposed transaction simply to entrench themselves in their positions as directors of First Interstate, at the expense of their duty to maximize stockholder value for the Bank's public shareholders.


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            25. As a result of the actions of defendants, plaintiff and the
Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of the Bank's assets and business. As a practical matter, no third party will bid for the Bank when Wells Fargo's bid has been met with such resistance.
            26. Because the Bid is so valuable, there is an only a very slight likelihood that a so-called "white knight" will enter the picture to "save" the Bank from Wells Fargo.
            27. Plaintiff and the Class have no adequate remedy of law.
            WHEREFORE, plaintiff prays for judgment and relief as follows:
                  (a) declaring that this action is properly maintainable as a class action and certifying plaintiff as representative of the Class;
                  (b) ordering the director defendants to discharge their fiduciary duties to plaintiff and the other members of the Class by announcing their intentions to:
                        (1)  act independently on a fully informed
basis in the best interests of the Bank's public shareholders;
                        (2)  undertake an appropriate evaluation of
First Interstate as a merger or acquisition candidate;


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                        (3)  take all appropriate steps to enhance
the Bank's value and attractiveness as a merger or acquisition candidate;
                        (4) cooperate with all persons having a bona fide interest in proposing any transaction which would maximize shareholder value;
                        (5)  take all steps to create an active
auction for the Bank in order to maximize shareholder value;
                        (7)  adequately ensure that no conflicts of
interest exist between defendants' own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all such conflicts are resolved in favor of the Bank's public shareholders.
                  (c) declaring that the Defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;
                  (d) ordering defendants to permit a stockholders' committee consisting of class members and their representatives to participate in any process undertaken in connection with the sale of the Bank in order to ensure a fair procedure, adequate procedural safeguards, and independent input by plaintiff and the Class in connection with any transaction for the public shares of First Interstate;


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            (e) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;
            (f) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and
            (g) granting such other and further relief as may be just and proper.
Dated:  October 19, 1995
                              ROSENTHAL MONHAIT GROSS
                                   & GODDESS


                              By:_______________________________
                              First Federal Plaza, Suite 214
                              P.O. Box 1070
                              Wilmington, Delaware  19899
                              (302) 656-4433
                              Attorneys for Plaintiff


OF COUNSEL:

WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
Robert I. Harwood, Esq.
Jorn A. Holl, Esq.
805 Third Avenue
New York, New York  10022




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